UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Numbers: 333-181781, 333-112311

AFFYMETRIX, INC.

(Exact name of registrant as specified in its charter)

3420 Central Expressway

Santa Clara, California 95051

(408) 731-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

4.00% Convertible Senior Notes due 2019

0.75% Senior Convertible Notes due 2033

(Title of each class of securities covered by this Form)

Common Stock, $0.01 par value

Preferred Stock Purchase Rights

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

4.00% Convertible Senior Notes due 2019:	23
0.75% Senior Convertible Notes due 2033:	0

Pursuant to the requirements of the Securities Exchange Act of 1934, Affymetrix, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 1, 2016	Affymetrix, Inc.

	By:	/s/ Seth H. Hoogasian
	Name:	Seth H. Hoogasian
	Title:	President and Secretary